                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

 Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                   Under the Securities Exchange Act of 1934

                           Kana Communications, Inc.
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                               (Name of Issuer)

                        Common Stock, $0.001 par value
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                        (Title of Class of Securities)

                                   483600102
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                                (CUSIP Number)

                                  Brian Moore
                        Acting Chief Financial Officer
                           Broadbase Software, Inc.
                            181 Constitution Drive
                         Menlo Park, California  94025
                                (650) 614-8300
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                with a copy to:
                            David K. Michaels, Esq.
                               Fenwick & West LLP
                              Two Palo Alto Square
                              Palo Alto, CA 94306
                                 (650) 494-0600

                                 April 9, 2001
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. 48360012            SCHEDULE 13D
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Broadbase Software, Inc.
      I.R.S. Identifiction No. 77-0408319
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          18,770,797 shares (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             19,408,502 shares (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          18,770,797 shares (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      38,179,299 shares (1) (2)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      33.8% (3)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
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(1)  Represents shares issuable upon exercise of the Option (defined in Item 4, below) granted by Kana (defined in Item 1, below) to Broadbase (defined in Item 2, below) under the terms of the Stock Option Agreement (defined in Item 3, below), by which Broadbase may acquire up to the number of shares of Kana common stock equal to 19.9% of the number of shares of Kana common stock issued and outstanding as of the date of exercise. The Option is not currently exercisable. Based on 94,325,615 shares of Kana common stock outstanding as of April 9, 2001, as represented by Kana in the Merger Agreement (defined in Item 3, below), the Option would be exercisable to purchase 18,770,797 shares of Kana common stock.
(2) Represents shares of Kana common stock subject to Voting Agreements (defined in Item 3, below) between Broadbase and certain officers and directors of Kana who are stockholders of Kana. Includes shares issuable upon exercise of options exercisable within 60 days of April 9, 2001.
(3) Based on 113,096,412 shares of Kana common stock to be outstanding assuming exercise of the Option.

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the common stock of Kana Communications, Inc., a Delaware corporation ("Kana" or the "Issuer"). The principal executive offices of Kana are located at 740 Bay Road, Redwood City, California 94063.

Item 2.  Identity and Background.

         The corporation filing this Statement is Broadbase Software, Inc., a Delaware corporation ("Broadbase"). Broadbase develops and markets software that enables companies to conduct customer interactions through the Internet and traditional business channels. The address of Broadbase's principal executive offices is 181 Constitution Drive, Menlo Park, California 94025.

         Schedule A to this Statement sets forth for each director and executive officer of Broadbase as of the date of this Statement such director or executive officer's name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, neither Broadbase nor, to Broadbase's knowledge, any person named in Schedule A to this statement has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To Broadbase's knowledge, each of the individuals identified on Schedule A to this Statement is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         As an inducement for Broadbase to enter into the Agreement and Plan of Merger, dated April 9, 2001 (the "Merger Agreement"), among Broadbase, Kana and Arrow Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Kana ("Merger Sub"), described in Item 4, below, Broadbase and Kana entered into the Parent Stock Option Agreement, dated April 9, 2001 (the "Stock Option Agreement"), pursuant to which Kana granted to Broadbase the Option (defined in
Item 4, below). The Option was negotiated as a material term of the overall transaction, and Broadbase did not pay additional consideration to Kana for the Option. The Option becomes exercisable if certain conditions are triggered, as described in Item 4, below. If the Option becomes exercisable and Broadbase elects to exercise the Option, Broadbase anticipates that it will use working capital to pay the exercise price of $0.875 per share. Please refer to Item 4(a)-(b).

         As a further inducement for Broadbase to enter into the Merger Agreement, as of April 9, 2001, certain officers and directors of Kana who are stockholders of Kana (the "Kana Stockholders") each entered into a Parent Voting Agreement with and delivered an Irrevocable Proxy to, Broadbase (collectively, the "Voting Agreements"), which are described in Item 4, below. Broadbase did not pay additional consideration to any of the Kana Stockholders in connection with the execution and delivery of the Voting Agreements. The Voting Agreements permit the board of directors of Broadbase to vote the shares of Kana common stock held by the Kana Stockholders for the sole purpose of approving the Merger (defined in Item 4, below) and all other related corporate actions or proposals. Please refer to Item 4(a)-(b).

Item 4.  Purpose of Transaction.

         (a)-(b) Pursuant to the Merger Agreement, and subject to the conditions set forth therein, Merger Sub will be merged with and into Broadbase, with Broadbase surviving the merger as a wholly-owned subsidiary of Kana (the "Merger"). The closing of the Merger is subject to several conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act, approval by the stockholders of Broadbase of the Merger Agreement and the

Merger, approval by the Kana stockholders of the issuance of Kana common stock in the Merger and the amendment of the certificate of incorporation of Kana, and satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. Upon the closing of the Merger, Kana will issue 1.05 shares of Kana common stock for each outstanding share of Broadbase common stock. Kana will assume each outstanding option and warrant to purchase Broadbase common stock issued by Broadbase or any of its subsidiaries or under Broadbase's stock option plans, and will convert these into an option or warrant, as the case may be, to purchase Kana common stock.

         The Merger Agreement contains customary representations and warranties on the part of Kana, Broadbase and Merger Sub. The completion of the Merger is subject to customary closing conditions, including approval by the stockholders of the Broadbase and Kana. The Merger Agreement also contains covenants regarding the activities of the parties pending completion of the merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice. In certain circumstances, upon a termination of the merger agreement, Kana and/or Broadbase will be required to pay a cash termination fee. Concurrently and in connection with the execution of the Merger Agreement, Broadbase also entered into a Distribution and License Agreement and a Revolving Loan Agreement with Broadbase, forms of which are attached as Exhibits E and F, respectively, to the Merger Agreement filed as Exhibit 1 to this Statement.

         As an inducement for Broadbase to enter into the Merger Agreement, Broadbase and Kana entered into the Stock Option Agreement, under which Kana granted Broadbase an irrevocable option to acquire, under specified conditions, up to the number of shares of Kana common stock equal to 19.9% of the number of shares of Kana common stock issued and outstanding as of the date of exercise (the "Option"), at an exercise price of $0.875 per share, subject to adjustment in the event of changes in the capitalization of Kana. The Optioin will become exercisable by Broadbase, in whole or in part, at any time and from time to time, upon the occurrence of an "Exercise Event" as specified in Section 2 of the Stock Option Agreement. In addition, Kana has the right to repurchase shares of Kana common stock issued to Broadbase upon exercise of the Option in accordance with Section 9 of the Stock Option Agreement.

         The Option may not be exercised unless: (i) all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any United States federal, state, or local administrative agency or commission or other United States federal, state or local governmental authority or instrumentality, if any, required in connection with the issuance of the shares upon exercise of the Option have been obtained or made, as the case may be, and (ii) no preliminary or permanent injunction or other order by any court of competent jurisdiction in the United States prohibiting or otherwise restraining such issuance is in effect. Under the Stock Option Agreement, Kana granted to Broadbase registration rights with respect to the shares of Kana common stock issuable upon exercise of the Option. The Option will terminate upon the earliest to occur of several events specified in the Stock Option Agreement, including completion of the Merger or termination of the Merger Agreement.

         Concurrently with the execution of the Stock Option Agreement, Kana and Broadbase also entered into the Company Stock Option Agreement, dated April 9, 2001, under which Broadbase granted a substantially identical option to Kana to acquire shares of Broadbase common stock. A form of this Company Stock Option Agreement is attached as Exhibit C to the Merger Agreement filed as Exhibit 1 to this Statement.

         As a further inducement for Broadbase to enter into the Merger Agreement, the Kana Stockholders each entered into the Voting Agreements with Broadbase. Schedule B to this Statement sets forth the name and number of shares of Kana common stock beneficially owned by each Kana Stockholder who is subject to a Voting Agreement. Under the Voting Agreements, each Kana Stockholder irrevocably appointed the board of directors of Broadbase as his lawful attorney and proxy. These proxies grant the board of directors of Broadbase the limited right to vote the shares of Kana common stock beneficially and collectively owned by the Kana Stockholders, including the 19,408,502 shares of Kana common stock (including shares issuable upon exercise of options exercisable within 60 days of April 9, 2001) held by the Kana Stockholders as well as any shares of Kana common stock purchased or with respect to which beneficial ownership is acquired prior to the termination of the Voting Agreement, in all matters related to the Merger, including, (i) the issuance of shares of Kana common stock in the merger; (ii) the amendment to Kana's certificate of incorporation to change its name to "Kana Software, Inc."; (iii) the execution and delivery by Kana of the merger agreement; (iv) the adoption and approval of the terms of the merger agreement; (v) all actions contemplated by the merger agreement; (vi) to the extent that a vote is solicited in connection with the voting agreement or merger agreement any other action required in furtherance of that document; and (vii) to waive any appraisal and dissenters' rights that may apply to the merger. The Kana Stockholders retain other rights with respect to their shares, including voting rights on other matters. Subject to certain exceptions, the Kana Stockholders are prohibited from transferring any of the shares that they beneficially hold and from making any offer or agreement relating thereto at any time prior to the expiration of the Voting Agreements. These provisions were designed to facilitate approval of the Merger Agreement.

         Concurrently with the execution of the Voting Agreements, Kana and certain officers and directors of Broadbase who are stockholders of Broadbase each entered into substantially identical Company Voting Agreements. A form of this Company Voting Agreement is attached as Exhibit A to the Merger Agreement filed as Exhibit 1 to this Statement.

         The purpose of the transactions contemplated by the Merger Agreement, Stock Option Agreement and Voting Agreements is to enable Kana and Broadbase to consummate the Merger and other related transactions contemplated by these agreements.

         (c)  Not applicable.

         (d) Subject to approval of the Merger by the Stockholders of Broadbase and Kana, the board of directors of Kana will consist of five members, of which two will be appointed by Kana, two will be appointed by Broadbase and one will be an independent director.

         (e) Other than as a result of the Merger described in Items 3 and 4, not applicable.

         (f)  Not applicable.

         (g)  Not applicable.

         (h)-(i) Not applicable.

         (j) Other than described above, Broadbase currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j), however, Broadbase reserves its right to develop such plans.

         References to, and descriptions of, the Merger Agreement, the Stock Option Agreement and the Voting Agreements are qualified in their entirety by reference to copies of these documents filed as Exhibits 1, 2 and 3, respectively, to this Statement. These agreements are incorporated by reference into this Item 4 where these references appear.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) If the Option becomes exercisable, Broadbase will have the right to acquire up to the number of shares of Kana common stock equal to 19.9% of the number of shares of Kana common stock issued and outstanding as of the date of exercise. Based on 94,325,615 shares of Kana common stock outstanding on April 9, 2001, as represented by Kana in the Merger Agreement, Broadbase would be entitled to purchase up to 18,770,797 shares of Kana common stock. If all of these shares were acquired, Broadbase would have sole voting power and sole dispositive power over these shares, and these shares would constitute approximately 16.6% of Kana's outstanding common stock after giving effect to the issuance of shares upon exercise of the Option.

         Under the Voting Agreements, Broadbase may be deemed to be the beneficial owner of at least 19,408,502 shares of Kana common stock (including shares issuable upon exercise of options exercisable within 60 days of April 9,
2001). Based on 94,325,615 shares of Kana common stock outstanding as of April 9, 2001, as represented by Kana in the Merger Agreement, this represents approximately 20.6% of Kana's outstanding common stock. Other than the voting rights conferred by the Voting Agreements, Broadbase is not entitled to any rights as a stockholder of Kana as to these shares and disclaims any beneficial ownership of the shares covered by the Voting Agreements. Broadbase does not have the power to dispose of or direct the disposition of any shares of Kana common stock under the Voting Agreements.

         To Broadbase's knowledge, no shares of Kana common stock are beneficially owned by any of the persons named in Schedule A to this Statement, except for shares that may be deemed to be beneficially owned by Kevin Harvey. Mr. Harvey is an affiliate of the funds affiliated with Benchmark Capital. Funds affiliated with Benchmark Capital hold 6,927,511 shares of Kana common stock. This includes 6,436,773 shares of Kana common stock held by Benchmark Capital Partners, L.P., and 490,738 shares of Kana common stock held by Benchmark Founders' Fund L.P. Mr. Harvey disclaims beneficial ownership of the shares held by Benchmark Capital except to the extent of his pecuniary interest therein.

         (c) To the knowledge of Broadbase, no transactions in Kana common stock were effected during the past 60 days by any person named in Item 2.

         (d) Broadbase in not aware of the right of any other person to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Kana common stock.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Other than the Merger Agreement and the exhibits thereto, including the Stock Option Agreement and the Voting Agreements, to the knowledge of Broadbase, there are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Kana, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         The following documents are filed as exhibits to this Statement:

         1. Agreement and Plan of Merger, dated April 9, 2001, among Kana, Merger Sub and Broadbase.

         2. Parent Stock Option Agreement, dated April 9, 2001, between Kana and Broadbase.

         3. Form of Parent Voting Agreement, dated April 9, 2001, between Broadbase and certain stockholders of Kana, together with the form of Irrevocable Proxy delivered therewith.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 19, 2001                 BROADBASE SOFTWARE, INC.

                                      By: /s/ ERIC WILLGOHS
                                         ---------------------------------------
                                         Eric Willgohs
                                         General Counsel, Vice President Legal
                                         and Secretary

                                  SCHEDULE A

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Broadbase, as of the date of this Statement. Unless otherwise indicated, the business address of each such person is c/o Broadbase Software, Inc., 181 Constitution Drive, Menlo Park, California 94025.

1.   Board of Directors of Broadbase

     Name and Business Address                                      Present Principal Occupation
     -------------------------                                      ----------------------------
     Chuck Bay                                      Chief Executive Officer, President and Chairman of the Board of
                                                    Broadbase

     Massood Zarrabian                              President, E-Services Division, Broadbase

     Kevin Harvey                                   Managing Member, Benchmark Capital Partners, L.P., a venture
     c/o Benchmark Capital Partners, L.P.           capital fund
     2480 Sand Hill Road, Suite 200
     Menlo Park, CA 94063

     Robert Davoli                                  Managing Director, Sigma Partners, a venture capital fund
     c/o Sigma Partners
     20 Custom House Street, Suite 830
     Boston, MA 02110

2.   Executive Officers of Broadbase

     Name and Business Address                                      Present Principal Occupation
     -------------------------                                      ----------------------------
     Chuck Bay                                 Chief Executive Officer, President and Chairman of the Board

     Brian Moore                               Acting Chief Financial Officer

     Fabio Angelillis                          Executive Vice President, Engineering

     Thomas Doyle                              Chief Operating Officer and Executive Vice President of Sales

     Brian Kelly                               Executive Vice President of Products

     Chris Maeda                               Executive Vice President and Chief Technology Officer

     David Milam                               Executive Vice President, Marketing

     Greg Martin                               Senior Vice President, Consulting and Customer Advocacy

     Eric Willgohs                             General Counsel, Vice President Legal and Secretary

                                  SCHEDULE B

Kana Stockholders Subject to Company Voting Agreements and Irrevocable Proxies


              Stockholder         Shares Beneficially Owned
              -----------         -------------------------
     James C Wood                        2,473,376
     David Fowler                          185,773
     Nigel Donovan                         592,612
     Art Rodriguez                          57,291
     Toya Rico                             107,192
     David Beirne (1)                    7,117,190
     Robert Frick                          157,034
     Eric Hahn                             397,705
     Charles Holloway                      104,998
     Steven Jurvetson (2)                8,215,331


(1) Includes 6,436,773 shares of Kana common stock held by Benchmark Capital Partners, L.P., and 490,738 shares of Kana common stock held by Benchmark Founders' Fund L.P. Mr. Beirne is a Managing Member of Benchmark Capital Management Co., LLC. Mr. Beirne disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in therein.

(2) Includes 7,335,461 shares of Kana common stock held by Draper Fisher Associates Fund IV, L.P., 506,821 shares of Kana common stock held by Draper Fisher Partners IV, LLC and 32,880 shares of Kana common stock held by Draper Richards L.P. Mr. Jurvetson disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.